¢		¢
Annual General Meeting of Criteo S.A.
Date:	June 23, 2015
See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

RESOLUTIONS SUBMITTED TO THE COMBINED SHAREHOLDERS' MEETING OF JUNE 23, 2015

		For	Against
I. Agenda for the Ordinary Shareholders’ Meeting
1	Approval of the statutory financial statements for the fiscal year ended December 31, 2014	☐	☐
2	Approval of the consolidated financial statements for the fiscal year ended December 31, 2014	☐	☐
3	Discharge (quitus) of the members of the Board of Directors and the Statutory Auditors for the performance of their duties for the fiscal year ended December 31, 2014	☐	☐
4	Allocation of profits for the fiscal year ended December 31, 2014	☐	☐
5	Approval of the agreements referred to in Articles L.225-38 et seq. of the French Commercial Code	☐	☐
6	Renewal of the term of office of Mrs. Dana Evan as Director	☐	☐
7	Renewal of the term of office of Mr. Hubert de Pesquidoux as Director	☐	☐
8	Delegation of authority to the Board of Directors to execute a buyback of Company stock in accordance with Article L. 225-209-2 of the French Commercial Code	☐	☐
II. Agenda of the Extraordinary Shareholders’ Meeting
9

Delegation of authority to the Board of Directors to increase the Company’s share capital by issuing ordinary shares, or any securities granting access to the Company’s share capital, for the benefit of a category of persons meeting predetermined criteria, without shareholders’preferential subscription rights

		☐	☐
10

Delegation of authority to the Board of Directors to increase the Company’s share capital by issuing ordinary shares, or any securities granting access to the Company’s share capital, through a public offering, without shareholders’preferential subscription rights

		☐	☐
11

Delegation of authority to the Board of Directors to increase the number of securities to be issued as a result of a share capital increase pursuant to the delegations in Resolutions 9 and 10, with or without shareholders’preferential subscription rights

		☐	☐
12	Determination of the overall financial limits applicable to the issuances to be completed pursuant to the delegations in Resolutions 9 and 11	☐	☐
13	Delegation of authority to the Board of Directors to increase the Company’s share capital through incorporation of premiums, reserves, profits, or any other amounts that may be capitalized	☐	☐
14

Delegation of authority to the Board of Directors to reduce the Company’s share capital by cancelling shares as part of the authorization to the Board of Directors allowing the Company to buy back its own shares in accordance with the provisions of Article L.225-209-2 of the French Commercial Code

		☐	☐
15

Delegation of authority to the Board of Directors to issue and grant warrants (bons de souscription d’actions) for the benefit of a category of persons meeting predetermined criteria, without shareholders’preferential subscription rights

		☐	☐
16

Delegation of authority to the Board of Directors to increase the Company’s share capital by way of issuing shares and securities for the benefit of members of a Company savings plan (plan d'épargne d’entreprise)

		☐	☐

¢	Authorized Signatures - This section must be completed for your instructions to be executed.		¢

Please Sign Here	Please Date Above

Please Sign Here	Please Date Above

Exhibit 99.2

Annual General Meeting of Criteo S.A.

to be held on June 23, 2015

For Holders as of May 14, 2015

•	Mark, sign and date your Voting Instruction Form.

•	Detach your Voting Instruction Form.

•	Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 5:00 pm (Eastern Time) on June 15, 2015.

PROXY TABULATOR FOR CRITEO S.A. P.O. BOX 8016 CARY, NC 27512-9903

EVENT #

CLIENT #

Copyright © 2015 Mediant Communications LLC. All Rights Reserved

CRITEO S.A.

Instructions to The Bank of New York Mellon, as Depositary

(Must be received prior to 5:00 PM (New York City Time) on June 15, 2015)

The undersigned Holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, insofar as practicable, to vote or cause to be voted the Deposited CRITEO Shares represented by such Receipts registered in the name of the undersigned on the books of the Depositary as of the close of business on May 14, 2015 at the Annual General Meeting of CRITEO S.A. to be held in France, on June 23, 2015 at 3:00 pm in respect of the resolutions specified in the enclosed Notice of Meeting.

NOTE:

1.      Instructions as to voting on the specified resolutions should be indicated by an “X” in the appropriate box.

2.      If no instructions are received by the Depositary from an Owner with respect to an amount of the Deposited Securities represented by American Depositary Shares of that Owner on or before the date established by the Depositary for such purpose, to the extent permitted by applicable law, the Depositary shall deem such Owner to have instructed the Depositary to vote or cause to be voted that amount of the Deposited Securities in favor of Resolutions 1 - 15 which are endorsed by the Company’s board of directors and against Resolution 16 which is not so endorsed.

(Continued and to be marked, dated and signed, on the other side)